                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Period from -------- to --------

                         Commission File Number 1-11373

           Cardinal Health Profit Sharing, Retirement and Savings Plan
         -------------------------------------------------------------

                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                 Financial Statements and Supplemental Schedule

                     December 31, 2003 and 2002 and for the
                          Year Ended December 31, 2003

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm....................   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits.......................   4

     Statement of Changes in Net Assets Available for Benefits.............   5

     Notes to Financial Statements.........................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)..............................  13

Signature..................................................................  14

Exhibits:

     Exhibit 23.01 - Consent of Independent Registered Public Accounting
     Firm

             Report of Independent Registered Public Accounting Firm

To the Plan Committee of
Cardinal Health Profit Sharing, Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                    /s/ Ernst & Young LLP
June 22, 2004

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                     2003              2002
                                                     ----              ----
ASSETS:
    Cash                                        $      880,491    $      149,603
    Investments, at fair value                   1,348,430,442     1,101,192,111

    Receivables:
       Contributions from employer                     728,100         1,474,062
       Contributions from participants               1,458,023         3,829,077
                                                --------------    --------------
    Total receivables                                2,186,123         5,303,139

Net assets available for benefits               $1,351,497,056    $1,106,644,853
                                                ==============    ==============

See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                                                            FOR THE YEAR ENDED
                                                            DECEMBER 31, 2003
                                                            ------------------
ADDITIONS:
      Contributions:
          Employer                                            $   81,110,681
          Participant                                             77,834,813

      Assets transferred from other qualified plans               44,650,559
      Net appreciation in the fair value of investments           80,283,070
      Plan's interest in Master Trust net investment gain         67,576,716
      Interest and dividend income                                 8,448,221
                                                              --------------
          Total additions                                        359,904,060

DEDUCTIONS:
      Benefits paid directly to participants                     114,032,289
      Administrative expenses                                      1,019,568
                                                              --------------
          Total deductions                                       115,051,857

Net increase                                                     244,852,203

Net assets available for benefits, beginning of period         1,106,644,853
                                                              --------------

Net assets available for benefits, end of period              $1,351,497,056
                                                              ==============

See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1.       DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed one month of service, as defined. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan Committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan Committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan Committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements, the Plan and Plan Committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, Cardinal Health, Inc. established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan's investments are not included in the Master Trust.

          Cardinal Health Profit Sharing, Retirement and Savings Plan

1.       DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants may contribute 1% to 50% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by participants. Contributions are subject to certain limitations.

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

          Cardinal Health Profit Sharing, Retirement and Savings Plan

1.       DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

          Cardinal Health Profit Sharing, Retirement and Savings Plan

3.       INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2003 and 2002 are as follows:

                                                            DECEMBER 31,   DECEMBER 31,
                                                                2003           2002
                                                            ------------   ------------
Plan's interest in Master Trust                             $636,625,781   $517,191,744
Cardinal Health, Inc. common shares                          320,413,646    338,963,181
Dodge & Cox Stock Fund, mutual fund                          122,940,050     69,756,118
Columbia Acorn USA Fund Z, mutual fund                        76,126,578             --

Net appreciation in fair value of investments is as follows:

                                                                 FOR THE YEAR ENDED
                                                                 DECEMBER 31, 2003
                                                                 ------------------
Net appreciation in fair value of investments
 as determined by quoted market prices:
     Mutual funds                                                   $66,625,183
     Cardinal Health, Inc. common shares                             13,657,887
                                                                    -----------
Total net appreciation                                              $80,283,070
                                                                    ===========

          Cardinal Health Profit Sharing, Retirement and Savings Plan

4.       ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment gain presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:

                                               DECEMBER 31,       DECEMBER 31,
                                                   2003               2002
                                               ------------       -------------
Investments at fair value:
     Mutual funds                              $193,636,628       $144,144,606
     Common, Collective Trusts                  474,353,972        382,873,704
                                               ------------       ------------
Total investments                              $667,990,600       $527,018,310
                                               ============       ============

The Plan's share of assets in the Master Trust was approximately 95% or $636,625,781 and 98% or $517,191,744 at December 31, 2003 and 2002,
respectively.

MASTER TRUST INVESTMENT INCOME:

                                                     FOR THE YEAR ENDED
                                                     DECEMBER 31, 2003
                                                     ------------------
Dividend and interest income                             $12,865,382
Net appreciation in fair value of investments
    as determined by quoted market prices:
        Mutual funds                                      22,505,075
        Common, Collective Trusts                         34,479,241
                                                         -----------
Total investment gain                                    $69,849,698
                                                         ===========

          Cardinal Health Profit Sharing, Retirement and Savings Plan

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.       RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common shares, which is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.       RELATED PARTY TRANSACTIONS

The Plan held $320,413,646 and $338,963,181 of Cardinal Health, Inc. common shares as of December 31, 2003 and December 31, 2002, respectively.

          Cardinal Health Profit Sharing, Retirement and Savings Plan

9.       ASSET TRANSFERS

Assets of the following plans were transferred into (out of) the Plan as of dates indicated during 2003:


Date                       Plan                                        Assets
----                       ----                                        ------
February 2, 2003           Boron, Lepore & Associates                  $  4,270,000
                           Profit Sharing Plan

February 3, 2003           Profit Sharing Plan for Bindley             $ 33,989,000
                           Western, Inc & Subsidiaries

February 3, 2003           Allegiance Retirement Plan for Union        $  1,388,000
                           Employees of Hayward, CA

February 5, 2003           Magellan Laboratories, Inc.                 $  5,436,000
                           401(K) Plan

Multiple                   Cardinal Health Profit Sharing,             $   (433,000)
                           Retirement and Savings Plan for
                           PRN Employees

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                    Schedule of Assets (Held At End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2003

                                                                 EIN: 31-0958666

                                                         Plan Number: 059



             (b)                          (c)                        (e)
                                 DESCRIPTION OF INVESTMENT
      IDENTITY OF ISSUER,         INCLUDING MATURITY DATE,
       BORROWER, LESSOR,             RATE OF INTEREST,
       OR SIMILAR PARTY            MATURITY OR PAR VALUE         CURRENT VALUE
--------------------------------------------------------------------------------

COMMON STOCK
*Cardinal Health, Inc.                5,238,941 shares          $ 320,413,646

MUTUAL FUNDS
Dodge & Cox Stock Fund                1,080,507 shares            122,940,050
Montag & Caldwell Growth Fund         2,751,506 shares             60,202,956
Artisan Mid Cap Fund                  1,337,622 shares             34,483,902
Pimco Total Return Fund               5,053,961 shares             54,127,920
Columbia Acorn USA Fund Z             3,623,350 shares             76,126,578

LOANS
Loans to participants                 5.0 to 10.50%                43,509,608
                                                                -------------
Total                                                           $ 711,804,660
                                                                =============


*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CARDINAL HEALTH
                                        PROFIT SHARING, RETIREMENT
                                        AND SAVINGS PLAN

Date: June 28, 2004                     /s/ Richard J. Miller
                                        ----------------------------------------
                                        Richard J. Miller, Plan Committee Member